Exhibit 99.1

B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon Le Zion 75101

Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on January 8, 2015

To our Shareholders:

You are invited to attend a Special Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held at the Company's offices, at 20 Freiman Street, Rishon LeZion, Israel on January 8, 2015 at 16:00 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To approve an increase of 1,500,000 Ordinary Shares in the Company's authorized share capital and to effect corresponding amendments to the Company’s Articles of Association and to the Company’s Memorandum of Association, following which the Company's authorized share capital shall be NIS 320,000,000, divided into 4,000,000 Ordinary Shares, nominal value NIS 80.00 per share.

2.	To re-elect Mr. Avidan Zelicovsky and Ms. Odelia Levanon to the Company’s Board of Directors (the “Board of Directors”), until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

3.	To re-elect Mr. David Golan to serve as an External Director, for a three year term.

4.	To re-elect Ms. Orit Nir Schwartz to serve as an External Director, for a three year term.

5.	To ratify and approve compensation to our External Directors, as described in the Proxy Statement.

6.	To ratify and approve compensation to our Directors (excluding External Directors and directors who are employees of the Company), as described in the Proxy Statement.

7.	To approve an extension to the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board, as more fully described in the Proxy Statement.

Proposals 8-11 are added to the agenda at the request of a shareholder of the Company.

These proposals are Not recommended by the Board

8.	To elect Mr. Eliezer (Moodi) Sandberg to serve as an External Director for a three years term. Alternatively, to elect Mr. Sandberg as a regular member of the Board of Directors until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

9.	To elect Dr. Vered (Vivi) Ziv and Adv. Hagit Ross to the Company's Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

10.	To terminate the office of Mr. Edouard Cukierman as a member of the Company's Board of Directors.

11.	To terminate the office of Mr. Ronen Zavlik as a member of the Company's Board of Directors.

The Board of Directors has fixed the close of business on December 9, 2014 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposal 1 is a special resolution, which requires the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

Proposals 3, 4 and 8 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstantions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the total outstanding voting power in the Company.

Proposals 2, 5, 6, 7, 9, 10 and 11 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding fifty percent (50%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as: a shareholder’s personal interest in an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which the shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the holding of shares in the Company or in the body corporate. For proposals 3, 4 and 8, a personal interest does not include an interest in the resolution that is not as a result of ties to a Controlling shareholder.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Special Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Special General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. If your shares are not held in your name as the stockholder of record you can vote your shares held beneficially in street name in person at the special meeting only if you obtain a legal proxy from the broker, bank, trustee, or nominee that holds your shares, giving you the right to vote the shares. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Edouard Cukierman

Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. IF YOUR SHARES ARE NOT HELD IN YOUR NAME AS THE STOCKHOLDER OF RECORD YOU CAN VOTE YOUR SHARES HELD BENEFICIALLY IN STREET NAME IN PERSON AT THE SPECIAL MEETING ONLY IF YOU OBTAIN A LEGAL PROXY FROM THE BROKER, BANK, TRUSTEE, OR NOMINEE THAT HOLDS YOUR SHARES, GIVING YOU THE RIGHT TO VOTE THE SHARES. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon Le Zion 75101

Israel

SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on January 8, 2015

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 80.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Special General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on January 8, 2015 at 16:00 P.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.	To approve an increase of 1,500,000 Ordinary Shares in the Company's authorized share capital and corresponding amendments to the Company’s Articles of Association and to the Company’s Memorandum of Association, following which the Company's authorized share capital shall be NIS 320,000,000, divided into 4,000,000 Ordinary Shares, nominal value NIS 80.00 per share.

2.	To re-elect Mr. Avidan Zelicovsky and Ms. Odelia Levanon to the Company’s Board of Directors (the “Board of Directors”), until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

3.	To re-elect Mr. David Golan to serve as an External Director, for a three year term.

4.	To re-elect Ms. Orit Nir Schwartz to serve as an External Director, for a three year term.

5.	To ratify and approve compensation to our External Directors, as described in the Proxy Statement.

6.	To ratify and approve compensation to our Directors (excluding External Directors and directors who are employees of the Company), as described in the Proxy Statement.

7.	To approve an extension to the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board, as more fully described in the Proxy Statement.

Proposals 8-11 are added to the agenda at the request of a shareholder of the Company.

These proposals are NOT recommended by the Board

8.	To elect Mr. Eliezer (Moodi) Sandberg to serve as an External Director for a three year term. Alternatively, to elect Mr. Sandberg as a regular member of the Board of Directors until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

9.	To elect Dr. Vered (Vivi) Ziv and Adv. Hagit Ross to the Company's Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

10.	To terminate the office of Mr. Edouard Cukierman as a member of the Company's Board of Directors.

11.	To terminate the office of Mr. Ronen Zavlik as a member of the Company's Board of Directors.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, then in accordance with the recommendations of the Board of Directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Special General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

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The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about December 12, 2014. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on December 9, 2014 are entitled to notice of and to vote at the Meeting. The Company had 1,775,177 Ordinary Shares issued and outstanding on November 30, 2014, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Proposal 1 is a special resolution which requires the affirmative vote of the holders of 75% of the Ordinary Shares present, or represented, and voting thereon at the Meeting. The votes of all shareholders voting on the matter will be counted.

Proposals 3, 4 and 8 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstantions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the total outstanding voting power in the Company.

Proposals 2, 5, 6, 7, 9, 10 and 11 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding fifty percent (50%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as: a shareholder’s personal interest in an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which the shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the holding of shares in the Company or in the body corporate. For proposals 3, 4 and 8, a personal interest does not include an interest in the resolution that is not as a result of ties to a Controlling shareholder.

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I. PRINCIPAL SHAREHOLDERS;

The following table sets forth, as of November 30, 2014, to the best of the Company’s knowledge, information as to each person that is the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 1,775,177 shares outstanding as of November 30, 2014.

The shareholders’ holdings reflect their voting rights assuming exercise of all Warrant Shares. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares(1)	Total Shares	Percent

Bellite Pty Limited (2)	116,286	28,847	145,133	8.18%
Novel Infrastructure Ltd.	128,147	-	128,147	7.22%
D.D. Goldstein Properties and Investments Ltd.	127,200	-	127,200	7.17%
Dimex Systems (1988) Ltd. (3)	77,137	49,439	126,576	6.94%

(1)	Represents shares issuable upon exercise of warrants that may be exercised within 60 days following the date of this Proxy Statement.
(2)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares held by Bellite Pty Limited.
(3)	Ms. Gabriela Jacobs may be deemed to have sole voting and dispositive power with respect to the shares held by Dimex Systems.

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II. RESOLUTIONS

1. INCREASE OF SHARE CAPITAL

The Company's authorized share capital is currently NIS 200,000,000 consisting of 2,500,000 Ordinary Shares, NIS 80.00 nominal value per share. As of November 30, 2014, 1,775,177 Ordinary Shares were issued and outstanding, and 329,155 Ordinary Shares were reserved for issuance pursuant to options granted under the Company's 2003 Share Option Plan and underlying outstanding warrants, leaving 395,668 Ordinary Shares available for future issuances.

The increase in authorized share capital would allow the Company to meet its future business needs as they arise. These purposes could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes.

During fiscal 2013 and the first 11 months of fiscal 2014 (through the date of this proxy statement), the Company issued 526,183 ordinary shares in financing transactions, which generated gross proceeds of $2,100,000. The Company intends to engage in additional equity financings in the future, subject to market conditions, and to consider acquisitions and other transactions pursuant to which Ordinary Shares would be issued as such opportunities arise.

The additional authorized Ordinary Shares would have rights identical to the Company’s Ordinary Shares currently outstanding. Approval of the proposed increase in the number of authorized Ordinary Shares and any issuance of Ordinary Shares would not affect the rights of existing holders of the Company’s Ordinary Shares, except for the effects incidental to increasing the outstanding number of Ordinary Shares, such as dilution of earnings per share, if any, and voting rights of existing holders of Ordinary Shares.

If authorized, the additional Ordinary Shares may be issued with approval of the Board of Directors but without further approval of shareholders, unless shareholder approval is required by applicable law, rule or regulation. Our ordinary shareholders do not have preemptive rights with respect to future issuances of Ordinary Shares. Thus, should the Board of Directors elect to issue additional Ordinary Shares, the Company’s existing shareholders will not have any preferential rights to purchase such shares and such issuance could have a dilutive effect on the voting power and percentage ownership of these shareholders.

The Board recommends that at the Meeting, the shareholders approve an increase of the authorized share capital of the Company by an additional NIS 120,000,000, comprised of 1,500,000 Ordinary Shares, NIS 80.00 nominal value per share.

Following the proposed increase in the authorized share capital, the total authorized share capital of the Company would be NIS 320,000,000, consisting of 4,000,000 Ordinary Shares, NIS80.00 nominal value per share.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve an increase of 1,500,000 Ordinary Shares in the Company's authorized share capital, following which the Company's authorized share capital shall be NIS 320,000,000, divided into 4,000,000 Ordinary Shares, nominal value NIS 80.00 per Share. Concurrently with the share capital increase, it is hereby resolved to amend article 4.1 of the Company’s Articles of Association and section 4 of the Company’s Memorandum of Association, to reflect the share capital increase effected.”

Vote Required

The affirmative vote of the holders of 75% of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the foregoing resolution.

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2. RE-ELECTION OF DIRECTORS: MR. ZELICOKVSY AND MS. LEVANON

At the Meeting, the shareholders are requested to reelect two directors to serve on the Board of Directors. Mr. Avidan Zelicovsky and Ms. Odelia Levanon will be nominated for reelection.

On November 16, 2014, Mr. Zelicovsky and Ms. Levanon were appointed as directors by the Board of Directors of the Company, in accordance with the Company's Articles of Association.

According to the Company's Articles of Association, a director appointed by the Board of Directors shall remain in service until the first annual general meeting of Shareholders following the date of his or her appointment or until he or she ceases to hold office pursuant to the provisions of the Company's Articles of Association. Such a director may be re-elected at the annual general meeting of shareholders.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including the two external directors) shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four nor more than eleven. Upon approval of this resolution and if resolutions included in proposals 8 and 9 below are not approved, the board will comprise of eight directors. If this resolution and resolutions included in proposals 8 and 9 are approved, and the resolutions included in proposals 10 and 11 are not approved, the board will comprise of eleven directors.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. The two proposed nominees have declared to the Company that they comply with such qualifications. Ms. Odelia Levanon also qualifies as an independent director in accordance with NASDAQ Listing Rules.

The two nominees named in this Proposal 2, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Position
Mr. Avidan Zelicovsky	44	Director, President, Head of Supply Chain Solutions Division
Ms. Odelia Levanon	52	Director

Mr. Avidan Zelicovsky was appointed as the Company's acting president in October 20, 2009 and as president on March 17, 2010. From November 2004, following the acquisition of Odem by BOS, Mr. Zelicovsky served as the Head of Supply Chain Solutions division. Mr. Zelicovsky first joined the Company’s subsidiary Odem in 1996. Mr. Zelicovsky holds a B.A. in Business Administration from the Tel Aviv College of Management and an LL.M. from Bar-Ilan University.

Ms. Odelia Levanon serves as the Chief Information Officer of Irani Group, a leading Israeli importer and wholesaler of fashion brands. Ms. Levanon has served as the Chief Executive Officer of a venture capital fund, from 2012 to 2014 and as the Chief Information Officer and head of the technology division of Mega retail from 2000 to 2012. She also serves as a board member of the Old Jaffa Development Company Ltd. and has previously served as a member of the Board of You – loyalty club from 2008 to 2012. Ms. Levanon holds an M.Sc. in Computer Sciences and a B.Sc. in Mathematics and Computer Sciences, both from Tel Aviv University.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to reelect Mr. Avidan Zelicovsky and Ms. Odelia Levanon to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

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3. RE-ELECTION OF EXTERNAL DIRECTOR - MR. DAVID GOLAN

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two external directors.

The Companies Law provides that a person may not be appointed as an external director if: (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative or a corporation controlled or which has been controlled during the two years preceding the date of appointment by the Company or the controlling shareholder; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed, all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. For a period of two years from termination from office, the company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

At least one of the external directors elected must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law.

The external directors are required to be elected by the shareholders. The term of service of an external director is three years and generally it may be extended by two additional three year terms. As a company listed on Nasdaq, we may re-elect external directors for more than three terms, subject to certain conditions prescribed by law.

All of the external directors of a company must be members of its audit committee and its compensation committee, and any committee of a company’s board of directors that is authorized to carry out one or more powers of the board of directors must include at least one external director.

Our External Directors meet the standards of independence as defined under the Israeli Companies Law, the SEC regulations and NASDAQ Listing Rules.

As required under Israeli law, the Company has two external directors, Mr. David Golan and Ms. Orit Nir Schwartz. Ms. Schwartz's first term as an external director will end on December 20, 2014. Mr. Golan's second term as an external director expires on February 17, 2015.

On November 16, 2014, the Independent Committee of the Company, as well as the Board of Directors, recommended the re-election of David Golan to the Board as an External Director for an additional term. Subject to shareholder approval, Mr. Golan’s third term as an External Director shall commence on February 18, 2015.

A brief biography of Mr. David Golan is set forth below:

Mr. David Golan has been an external director of the Company since February 2009. Mr. Golan provides private investment banking, managerial and consulting services. He currently serves as a director in several companies, both public and private. Previously, until 2002, he served as an Executive Director of a group of companies in the Rad-Bynet group. In the years 1998-2000 he served as President of the Zeevi Investments group. Between 1997-1998, Mr. Golan served as President of Clal Trading Ltd. and between 1992-1997 he served as Vice President in Clal Trading Ltd. Between the years 1988-1992 Mr. Golan served as managing director of Gal Industries Ltd. Mr. Golan holds a bachelor's degree in Economics and Statistics from the Hebrew University, an MBA from New York University and took part in a senior management course in IMD Lausaunne.

Mr. Golan meets the legal requirements for an external director and has accounting and financial expertise, as well as professional qualifications.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to re-elect Mr. David Golan as an external director to the Company's Board of Directors, for an additional period of three years commencing on February 18, 2015.”

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Vote Required

The approval of this Proposal No. 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that: either (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent of the total outstanding voting power in the company.

A “personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a corporate body in which the shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the holding of shares in the Company or in the corporate body. For this proposal 3, a personal interest does not include an interest in the resolution that is not as a result of ties to a controlling shareholder.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal No. 3. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card whether he, she or it has a Personal Interest with respect to this Proposal No. 3 or not, then such shareholder's vote on this Proposal No. 3 will not be counted.

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4. RE-ELECTION OF EXTERNAL DIRECTOR – MS. ORIT NIR SCHWARTZ

On November 16, 2014, the Independent Committee of the Company, as well as the Board of Directors, recommended the re-election of Orit Nir Schwartz to the Board as an External Director for an additional term. Subject to shareholder approval, Ms. Schwartz's second term as an External Director shall commence on the date of this Meeting.

A brief biography of Ms. Orit Nir Schwartz is set forth below:

Ms. Orit Nir Schwartz has been an external director of the Company since December 2011. Ms. Schwartz is the current Marketing Manager of the Imaging and Printing Group of Hewlett-Packard (HP) in Israel. Between 2004 and 2011, Ms. Schwartz worked as the Marketing Manager of Miller Jewellers, and previously, as Managing Manager of Siemens Mobile Phones from 2002 to 2003, and as Product Marketing Manager in the Marketing Division of Cellcom from 2000 to 2002. Ms. Schwartz holds a bachelor's degree in Economics and Management from the Technion - Israel Institute of Technology and an MBA from Tel Aviv University with concentrations in Marketing, Technology & Operational Systems Management.

Ms. Schwartz meets the legal requirements for an external director and has professional qualifications.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to re-elect Ms. Schwartz as an external director to the Company's Board of Directors, for an additional period of three years commencing on the date of this Meeting”

Vote Required

The approval of this Proposal No. 4 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that: either (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent of the total outstanding voting power in the company.

A “personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a corporate body in which the shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the holding of shares in the Company or in the corporate body. For this proposal 4, a personal interest does not include an interest in the resolution that is not as a result of ties to a controlling shareholder.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal No. 4. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card whether he, she or it has a Personal Interest with respect to this Proposal No. 4 or not, then such shareholder's vote on this Proposal No. 4 will not be counted.

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5. RATIFICATION AND APPROVAL OF COMPENSATION TO EXTERNAL DIRECTORS

The compensation of the Company's external directors is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to External Directors) - 2000, as amended, or the Regulations, and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel) - 2000, as amended.

Under the Israeli Companies Law and pursuant to the Regulations, a company is generally required to pay its external directors a minimum cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings). A nominee for external director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during the three-year term of service. Also, the compensation paid to each of the company’s external directors must be the same (except that “expert external directors” may receive higher compensation than non-experts).

The Company’s Compensation Committee and Board of Directors have approved and ratified the proposed compensation for external directors.

The compensation consists of an annual fee and a per meeting attendance fee equal to the “fixed” statutory amount applicable to companies of the Company’s size, as set forth from time to time, in the applicable Regulations, subject to increase in accordance with the Israeli consumer price index of December 2007. Currently annual fee amounts to NIS 25,000 and the meeting attendance fee amounts to NIS 1,590. The external directors shall be entitled to 60% of the attendance fee for a Board meeting held via teleconference and to 50% of such fee for a meeting held without convening (in accordance with section 103 of the Israeli Companies Law).

In addition, upon commencement of any of their terms, external directors shall receive 375 Options to purchase Ordinary Shares of the Company on the terms as provided to the other (non-external) directors and described below. The regulations limit the amount of options that may be granted to external directors to be proportional to the amount of options granted to other directors in the Company (excluding directors who are employed by the Company or provide it with services on a regular basis).

The Options shall be granted pursuant to the Company's 2003 Share Options Plan. The terms of the Options are as follows:

Exercise Price – Equal to the average closing price of the shares on the Nasdaq Global Market on the 20 trading days preceding the appointment of the director.

Option Terms – The Options will vest and become exercisable over a period of three years, in three equal parts as follows: 33.33% after one year from the date of grant, with an additional 33.33% becoming exercisable upon the expiration of each of the two years thereafter.

Maximum Option Term – Five years from grant.

Payment – Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.

Restrictions On Transfer – Options are exercisable only by such Option holder, and may not be assigned or transferred except following approval of the Company’s Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable during the term the Option holder holds office as a director of the Company or within 60 days after leaving this position, with certain exceptions in the case of the Option holder’s death or disability.

Under the Israeli Companies Law and its regulations, the adoption of the proposed resolution (in respect to the options’ component) requires the approvals of the Compensation Committee, Board of Directors and Shareholders, in that order. Our Compensation Committee and Board of Directors have approved such compensation.

The Compensation of the external directors is in compliance with the Company's Compensation policy approved by the shareholders on November 7, 2013.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the payment to the Company's External Directors, effective as of their respective commencement of term, of compensation in the form of the “fixed” amount of cash compensation payable to external directors pursuant to the Regulations, and to grant them 375 Options to purchase Ordinary Shares of the Company, at the terms specified in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the ratification and approval of the proposed compensation to the external directors.

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6. RATIFICATION AND APPROVAL OF COMPENSATION TO DIRECTORS

The Company’s Compensation Committee and Board of Directors have approved and ratified the compensation for directors, excluding (1) external directors of the Company; (2) directors who are also employees of the Company. In the event Mr. Edouard Cukierman's Active Chairman Agreement shall be approved by the Company’s shareholders (see proposal 7 below) he shall not be entitled to this director compensation described below.

The directors' compensation currently consists of an annual fee of NIS 26,140 and a meeting attendance fee of NIS 1,353. The directors shall be entitled to 60% of the attendance fee for a Board meeting held via teleconference and to 50% of such fee for a meeting held without convening (in accordance with section 103 of the Israeli Companies Law). Such compensation is linked to Israeli CPI index of October 2011.

On December 20, 2013, the Company's general meeting approved that the directors' described compensation shall be paid in Ordinary Shares instead of in cash (except for such directors who are members of the Company's Compensation Committee), under the following terms:

●	Payment by issuance of Ordinary Shares once a year, at the end of each calendar year.

●	The price per Ordinary Share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on December 31st of the applicable year.

In addition to the fees, all of the Company's first-time elected directors shall receive 375 Options to purchase the Company’s Ordinary Shares and, if applicable, an additional amount of 375 Options to purchase the Company’s Ordinary Shares on each third year anniversary of their service as directors of the Company, subject to their re-election at such time for an additional term as directors.

The Options shall be granted pursuant to the Company's 2003 Share Options Plan. The terms of the options are:

Exercise Price – Equal to the average closing price of the shares on the Nasdaq Global Market on the 20 trading days preceding the appointment of the director.

Option Terms – The Options will vest and become exercisable over a period of three years, in three equal parts as follows: 33.33% after one year from the date of grant, with an additional 33.33% becoming exercisable upon the expiration of each of the two years thereafter.

Maximum Option Term – Five years from grant.

Payment – Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.

Restrictions On Transfer – Options are exercisable only by such Option holder, and may not be assigned or transferred except following approval of the Company’s Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable during the term the Option holder holds office as a director of the Company or within 60 days after leaving this position, with certain exceptions in the case of the Option holder’s death or disability.

Under the Israeli Companies Law, the adoption of the proposed resolution requires the approvals of the Compensation Committee, Board of Directors and Shareholders, in that order. Our Compensation Committee and Board of Directors have approved such compensation, to apply to directors appointed to the Company's Board of Directors now and in the future.

The Compensation of the directors is in compliance with the Company's Compensation policy approved by the shareholders on November 7, 2013.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve a cash compensation and the grant of 375 Options to purchase Ordinary Shares of the Company, to all directors when newly elected to the Board of Directors and also upon their reelection for a forth consecutive term as directors (other than external directors and directors who are also employees of the Company), all as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

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7. APPROVAL OF EXTENSION TO ACTIVE CHAIRMAN AGREEMENT

On May 24, 2011, the Company entered into an Active Chairman Agreement, or the Agreement, with Mr. Edouard Cukierman, which was approved by the shareholders on December 20, 2011. Pursuant to the Agreement, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2011-2014, he was granted options to purchase 22,360 Ordinary Shares, and was entitled to a monthly payment of $5,000 (Five Thousand Dollars), plus VAT at the prevailing rate. Commencing January 2013, in accordnace with a shareholders resolution of December 13, 2012, the monthly payment was made in Ordinary Shares instead of cash.

The Board of Directors recommends that the Active Chairman Agreement shall be extended for an additional term of four years, i.e. for years 2015-2018.

If the extension of the Agreement is approved by the shareholders, Mr. Cukierman shall be granted an additional amount of 22,360 options to purchase Ordinary Shares. The Options shall be granted pursuant to the Company's 2003 Share Options Plan and have the following terms: The exercise price of the options shall be equal to 110% of the weighted average of the closing prices of the Company’s Ordinary Shares on the NASDAQ market, during the thirty-day period preceding the date of approval of the agreement by the Company’s shareholders. The options shall vest and become exercisable in 16 equal quarterly installments of 1,397 options each. The first installment shall vest on March 31, 2015, and any additional installment shall vest at the end of each subsequent quarter, provided that in each case, Mr. Edouard Cukierman shall hold his position as Chairman of the Board at the applicable vesting date. As an amendemnt to the previous agreement, termination of such position shall not result in acceleration of the options.

In addition, Mr. Cukierman shall continue to receive the $5,000 monthly fees described above, paid in Ordinary Shares. Payment will be made once a year, at the end of each calendar year. The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on December 31st of the applicable year.

The options and the cash fee shall be in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

In 2003, the Company entered into a non-exclusive investment banking and business development services agreement with Cukierman & Co. Investment House Ltd. ("CIH"). CIH is indirectly controlled by Mr. Edouard Cukierman. The services agreement may be terminated by either party, subject to 30-days prior written notice. For additional information regarding this agreement, please refer to the Company's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 14, 2014.

Pursuant to the Israeli Companies Law, the externsion of the Active Chairman Agreement was approved by the Company’s Compensation Committee prior to the approval by the Company’s Board of Directors.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve an extension to the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board, for the years 2015-2018, as described in the Proxy Statement.”

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THE FOLLOWING ARE PROPOSALS REQUESTED TO BE ADDED

TO THE AGENDA BY A SHAREHOLDER OF THE COMPANY

Proposals 8-11 on the agenda of the Meeting were requested to be included in the proxy statement by D.D. Goldstein Properties and Investments Ltd. ("Goldstein"), a shareholder which has just recently become the beneficial owner of more than 5% of the Company's share capital. These resolutions are included in the proxy statement in compliance with the provisions of the Companies Law.

These resolutions are NOT recommended by the Board of Directors of the Company.

8. ELECTION OF EXTERNAL DIRECTOR OR DIRECTOR - MR. ELIEZER (MOODI) SANDBERG

Goldstein proposes the election of Mr. Eliezer (Moodi) Sandberg to serve as an External Director of the Company.

For additional information regarding external directors under Israeli Companies Law, please refer to proposal 3 above.

Mr. Eliezer (Moodi) Sandberg is currently the world chairman of Keren Hayesod - United Israel Appeal. He served as the Minister of Science and Technology and Minister of National Infrastructures in Israel's 30th Government. Mr. Sandberg has been a Member of the Israeli Parliament (Knesset) for 14 years during which he served in numerous functions and positions which include Deputy Speaker, Deputy Chairman of the Elections Committee, Chairman of Parliamentary Groups, Political Advisor to the Science and Technology Committee of the Council of Europe, Chairman of the Cabinet Ministers Committee for Science and Technology and founder and Chairman of Israeli Parliament Subcommittee on Hi-Tech. He is currently the Chairman of the Board of Energtek, Inc. and has served between 2007-2010 as Chairman of its Israeli subsidiary Gatal (Natural Gas for Israel) Ltd. Mr. Sandberg is currently a Director of Dor Chemichals Ltd., Gruppo MultiMedica (Italy), Wietz Center for Development Studies and Wmt L.T.D. Technologies as well as a member of the advisory Board for Maglan Information Defense and Technologies Ltd.

Based on a review of the declarations provided by Mr. Sandberg regarding his qualifications to serve as External Director, the Board of Directors is of the view that Mr. Sandberg has the requisite accounting and financial expertise, as well as professional qualifications.

For information regarding compensation paid to our External Directors please refer to proposal 5 above.

At the Meeting, Goldstein proposes that the following resolution be adopted:

“RESOLVED, to elect Mr. Eliezer (Moodi) Sandberg to serve as an external director to the Company's Board of Directors, for a period of three years commencing on the date of this Meeting.”

The Board of Directors of the Company recommends the vote AGAINST the above resolution.

Vote Required

The approval of this Proposal No. 8 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that: either (i) at least a majority of the shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent of the outstanding voting power in the company.

A “personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a corporate body in which the shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from the holding of shares in the Company or in the corporate body. For this proposal 8, a personal interest does not include an interest in the resolution that is not as a result of ties to a controlling shareholder.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal No. 8. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card whether he, she or it has a Personal Interest with respect to this Proposal No. 8 or not, such shareholder's vote on this Proposal No. 8 will not be counted.

Alternative Resolution

Alternatively, Goldstein proposed the election of Mr. Sandberg as a regular member of the Board of Directors until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.

In the event that the votes for the election of Mr. Sandberg to serve as an external director shall not suffice for election as an External Director, but shall suffice for his election to serve as a regular director of the Board of Directors, then the following resolution shall be considered adopted:

“RESOLVED, to elect Mr. Eliezer (Moodi) Sandberg to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until his successor has been duly elected and qualified.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the election of Mr. Sandberg as a regular director.

The Board of Directors of the Company recommends the vote AGAINST the above resolution.

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9. ELECTION OF DIRECTORS – DR. VERED ZIV AND ADV. HAGIT ROSS

Goldstein proposes the election of Dr. Vered (Vivi) Ziv and Adv. Hagit Ross to the Company's Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

Dr. Vered (Vivi) Ziv serves as VP Quality and Regulatory for Emilia Cosmetics. Between the years 2010 and 2014 She served as the Chief Operating Officer of Micromedic Technologies Ltd. Between 2009 and 2010, Dr. Ziv served as VP Radiopharmaceuticals of Soreq Nuclear Research Center. Between 2005 and 2007 Dr. Ziv served as COO of Intellect Neurosciences Inc and as a director of the same company between 2000 and 2003, under its former name - Mindset Biopharmaceuticals Inc. Dr. Ziv also served as amember of the board of Compugen and as the Business Development Manager of the Israeli branch of Quintiles Transnational Corp. Dr. Ziv currently serves as a Director of Mekorot Water Co. Ltd. Dr. Ziv also served as a director of the Israel Electric Corporation from August 2011 to August 2014. Dr. Ziv holds a B.Sc. in Food Engineering and Biotechnology from the Technion Institute in Israel, an MSc. and PhD from the Department of Structural Biology at the Weizmann Institute of Science and an MBA from the Bar-Ilan University.

Adv. Hagit Ross is a partner at the Israeli law firm of Zitvar Galor & Co. (representing Goldstein), with a specialty in companies and capital market laws. Between 2006 and 2008 she was employed as a lawyer at Erdinest Ben Natan & Co. During 2006-2008 Ms. Ross served as a Director at Avnat Cyber and Information Security. Ms. Ross has been a member of the Israeli Bar Association since 2001 and she is currently a member of the Israeli Bar's securities and capital market committee. Ms. Ross holds an LL.B. degree from the College of Law & Business in Ramat Gan.

For information regarding compensation paid to our Directors please refer to proposal 6 above.

At the Meeting, Goldstein proposes that the following resolution be adopted:

“RESOLVED to elect Dr. Vered (Vivi) Ziv and Adv. Hagit Ross to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.”

The Board of Directors of the Company recommends the vote AGAINST the above resolution.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

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10. TERMINATION OF DIRECTOR – MR. EDOUARD CUKIERMAN

Goldstein proposes the termination of office of Mr. Edouard Cukierman as a member of the Company's Board of Directors and Chairman of the Board.

At the Meeting, Goldstein proposes that the following resolution be adopted:

“RESOLVED, to terminate the office of Mr. Edouard Cukierman as a member of the Company's Board of Directors and Chairman of the Board starting from the date of this Meeting.”

The Board of Directors of the Company recommends the vote AGAINST the above resolution.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

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11. TERMINATION OF DIRECTOR – MR. RONEN ZAVLIK

Goldstein proposes the termination of office of Mr. Ronen Zavlik as a member of the Company's Board of Directors.

At the Meeting, Goldstein proposes that the following resolution be adopted:

“RESOLVED, to terminate the office of Mr. Ronen Zavlik as a member of the Company's Board of Directors starting from the date of this Meeting.”

The Board of Directors of the Company recommends the vote AGAINST the above resolution.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

Edouard Cukierman

Chairman of the Board of Directors

December 4, 2014

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